DAY PITNEY LLP

FRANK E. LAWATSCH, JR.
Attorney At Law
T: (212) 297-5830
E: FLawatsch@DayPitney.com

March 5, 2007

VIA EDGAR AND FACSIMILE NO. (202) 772-9213

Mr. H. Roger Schwall
Mr. Joel Levine
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 5543
Washington, D.C. 20549

Re: Ridgewood Electric Power Trust I

Dear Messrs. Schwall and Levine:

We are counsel to Ridgewood Electric Power Trust I (the “Trust”). As we have discussed with you in the past, the Trust is one of several funds managed by Ridgewood Renewable Power LLC that have failed to file with the United States Securities and Exchange Commission (the “Commission”) periodic and other reports required to be filed under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As indicated in our November 17, 2006 letter to you and your November 27, 2006 response to us, the Trust intends to file with the Commission a “Compendium Report” containing the information required to be included in its past due filings for the three years ended December 31, 2003, 2004, 2005 (the “Compendium Report”) and to separately file with the Commission each of the Trust’s 2006 quarterly reports on Form 10-Q (the “2006 Forms 10-Q”) to bring its information up-to-date.

This letter is to inform you that we have been advised by management of the Trust that the Trust as of the date of this letter has fewer than 300 shareholders of record and that the Trust intends to file with the Commission a Form 15 terminating its registration and suspending its reporting obligations under Section 13(a) of the Exchange Act on a going-forward basis pursuant to Exchange Act Rule 12g-4(a)(1)(i). We further understand that notwithstanding the Form 15 filing, the Trust has a continuing obligation to file the Compendium Report and the 2006 Forms 10-Q with the Commission as promptly as practicable.

DAY PITNEY LLP

Mr. H. Roger Schwall
Mr. Joel Levine
March 5, 2007

Please call me at (212) 297-5830 if you have any questions or require any additional information. Thank you.

Very truly yours,

/s/  Frank E. Lawatsch, Jr.
                            FRANK E. LAWATSCH, JR.
FEL/ms